
April 5, 2024

William Lei Ding
Chief Executive Officer
NetEase, Inc.
NetEase Building
No. 599 Wangshang Road
Binjiang District, Hangzhou, 310052
People's Republic of China

   Re: NetEase, Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2022
    File No. 000-30666

Dear William Lei Ding:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Technology